Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES THIRD QUARTER 2011 RESULTS

REVENUE INCREASES 22%, OPERATING CASH FLOW INCREASES 57%, RECORD ADJUSTED EARNINGS INCREASES 63%

(Based on IFRS and in United States dollars unless otherwise specified)

TORONTO, ONTARIO, November 2, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the third quarter of 2011.

HIGHLIGHTS FOR THE THIRD QUARTER 2011

•	Production of 279,274 gold equivalent ounces (GEO)(1) at cash costs of $94 per GEO(2)(3)
•	Gold production of 230,986 ounces
•	Silver production of 2.4 million ounces

•	Significant financial and operational increases over the third quarter of 2010
•	Production increased 4% to 279,274 GEO
•	Revenue increased 22% to $555 million
•	Record adjusted earnings(2) increased 63% to $190 million, $0.26 per share
•	Cash flow generated from operations(5) increased 57% to $330 million, $0.44 per share
•	Generated cash margin of $1,603 per ounce(4), an increase of 36%

•	Cash and cash equivalents at September 30, 2011 were $570 million, a 73% increase from the beginning of the year
•	Cash flow generated from operations(5) increased 66% to over $945 million, $1.27 per share, as at September 30, 2011
•	Dividend increased for the second time this year to $0.20 per share annually

“We continued to focus on delivering growth across all measures, enhancing shareholder value and generating significant cash flow in the third quarter.  We continued to make progress at our four development projects and we will see a first gold pour at Mercedes before year end.  We also increased cash balances while further reducing debt.  We have consistently said that the objective of the Company is to generate increasing cash flow and as our cash flow reaches a new sustainable level, we would evaluate further return of value to shareholders with the dividend,” commented Peter Marrone, Chairman and CEO.  “To that point, along with our other accomplishments in the quarter, we are pleased that we have increased our dividend for the second time this year and are now at a level of $0.20 per share annually which represents an over 60 percent increase in the last twelve months.  This further increase of $0.02 per share will take effect at the end of this year and coincides with our newest mine coming into production.”

1.	Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/q32011.
3.	Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.
4.	Cash margin is the difference between the average realized gold price received less by-product cash costs per GEO.
5.	Cash flow from operations before changes in non-cash working capital.

KEY STATISTICS
	Three months ended Sept 30		Nine months ended Sept 30
(In thousands of US dollars except where noted)	2011	2010	2011	2010
Revenues	$555,211	$453,965	$1,604,571	$1,151,681
Cost of sales excluding depletion, depreciation and amortization	189,429	171,913	538,308	452,722
Depletion, depreciation and amortization	93,619	79,485	263,148	218,255
General and administrative expenses	27,470	24,719	89,038	79,364
Exploration expenses	7,741	12,249	23,318	29,699
Operating Earnings	229,776	171,737	697,116	392,936
Equity earnings from Alumbrera	9,425	10,689	37,750	30,140
Net earnings	115,767	139,243	458,696	340,918
Adjusted earnings	190,267	117,254	528,654	277,225
Adjusted earnings per share	0.26	0.16	0.71	0.38
Cash flow generated from operations after changes in working capital	342,268	162,279	886,932	430,824
Per share	0.46	0.22	1.19	0.58
Cash flow generated from operations before changes in working capital	330,522	210,852	945,939	567,997
Per share	0.44	0.28	1.27	0.77
Average realized gold price per ounce	$1,697	$1,235	$1,532	$1,186
Average realized silver price per ounce	$37.52	$19.73	$36.42	$18.37
Average realized copper price per pound	$3.98	$3.27	$4.15	$3.18

PRODUCTION SUMMARY
FINANCIAL AND OPERATING SUMMARY
	Three months ended Sept 30		Nine months ended Sept 30
	2011	2010	2011	2010
Total gold equivalent ounces - produced	279,274	267,409	825,379	760,509
Gold produced	230,986	222,299	684,613	621,361
Silver produced (millions of ounces)	2.4	2.5	7.0	7.7
Total gold equivalent ounces - sold	277,528	271,942	817,321	768,033
Total copper produced - Chapada (millions of pounds)	41.4	42.8	120.6	109.5
Total copper sold - Chapada (millions of pounds)	38.7	43.5	110.0	104.2

	Three months ended Sept 30		Nine months ended Sept 30
	2011	2010	2011	2010
Co-product cash costs per gold equivalent ounce	$468	$439	$456	$433
Cash cost per pound of copper (2)- Chapada	$1.45	$1.14	$1.33	$1.16
By-product cash costs per gold equivalent ounce(2)	$94	$58	$9	$82

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Revenues were $555.2 million in the third quarter on the sale of 214,980 ounces of gold, 2.6 million ounces of silver, and 38.7 million pounds of copper, compared with $454.0 million in the same quarter of 2010 on the sale of 217,094 ounces of gold from continuing operations excluding Alumbrera, 2.5 million ounces of silver and 43.5 million pounds of copper from continuing operations excluding Alumbrera. Alumbrera is accounted for as an equity investment. Higher revenues contributed to higher mine operating earnings of $272.2 million in the quarter, compared to $202.6 million in the third quarter of 2010.

Revenues were over $1.6 billion in the nine months of 2011 consisting of sales of 643,491 ounces of gold, 6.9 million ounces of silver, and 110.0 million pounds of copper excluding Alumbrera, compared with $1.2 billion in the same quarter of 2010 on the sale of 591,361 ounces of gold, 7.7 million ounces of silver and 104.2 million pounds of copper excluding Alumbrera.

Adjusted earnings were $190.3 million or $0.26 per share in the third quarter of 2011 compared with $117.3 million or $0.16 per share in the same quarter of 2010 representing an increase of 63% on a per share basis. Higher adjusted earnings in the third quarter of 2011 were mainly due to an increase in operating margins as a result of favourable metal prices.

Adjusted earnings were $528.7 million or $0.71 per share in the nine months of 2011 compared with $277.2 million or $0.38 per share in the same nine-month period of 2010 representing an increase of 87% on a per share basis. Higher adjusted earnings in the nine months of 2011 were mainly due to an increase in adjusted mine operating earnings on cost containment, strong prices for gold, silver and copper compared with the same period of 2010.

Net earnings for the quarter were $115.8 million or $0.16 per share on a basic and diluted basis, compared with net earnings of $139.2 million or $0.19 per share for the third quarter of 2010. The decrease in earnings for the quarter was fully attributable to unrealized foreign exchange losses that are excluded from adjusted earnings as these are non-cash and unrealized. The total impact on earnings for the quarter due to unrealized foreign exchange losses was $76.4 million or $0.10 per share of which $25.5 million is presented in finance expense and $50.9 million in income tax expense. Operating earnings were $229.8 million for the quarter compared with $171.7 million for the third quarter of 2010, representing an increase of 34%.

Net earnings for the nine months were $458.7 million compared with net earnings of $340.9 million for the nine months of 2010, which included earnings from discontinued operations of $11.3 million. Earnings per share increased 38% to $0.62 on a basic and diluted basis for the nine-month period of 2011, compared with basic and diluted earnings per share of $0.45 for the same period in 2010.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $9.4 million for the quarter, compared with $10.7 million attributable to the Company in the quarter ended September 30, 2010. In the quarter, the Company did not receive any cash dividends from Alumbrera compared to the receipt of $6.6 million in the third quarter of 2010.  Subsequent to the quarter end, the Company received $23.75 million in dividends from Alumbrera.

Cash flows generated from continuing operations before changes in working capital were $330.5 million or $0.44 per share in the third quarter of 2011 compared with $210.9 million or $0.28 per share for the third quarter of 2010. Cash flows generated from continuing operations before changes in working capital were $945.9 million or $1.27 per share for the nine months ended September 30, 2011 compared to $568.0 million or $0.77 per share for the same period last year.  Cash flows generated from operating activities from continuing operations after changes in non-cash working capital were $342.3 million for the third quarter compared with $162.3 million for the quarter ended September 30, 2010. Cash flows generated from operating activities from continuing operations after changes in non-cash working capital were $886.9 million compared to $430.8 million for the nine months ended September 30, 2011 versus the same period last year. The increase in cash flows from operations was primarily due to an increase in gold, silver and copper prices generating higher sales revenues.

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The Company is well positioned to meet its financial obligations. Cash and cash equivalents as at September 30, 2011 were $570.5 million, representing an increase of $240.0 million since December 31, 2010, as a result of increased cash flows from operating activities. During the quarter, a total of $30 million of debt repayments and payment of dividends of $22.4 million (third quarter 2010: $11.3 million) were made.  The Company received $20.0 million of option payment related to the sale of the Agua Rica project in the quarter.

In the three months ended September 30, 2011, production of gold equivalent ounces totaled 279,274 GEO compared with 267,409 GEO in 2010, representing a quarter-over-quarter increase of 4%. Copper production of 41.4 million pounds from Chapada decreased by 3% over production of 42.8 million pounds in the three months ended September 30, 2010. Additionally, 9.5 million pounds of copper produced from Alumbrera were attributable to the Company in the third quarter of 2011, compared to 8.3 million pounds in the quarter ended September 30, 2010.

For the quarter, by-product cash costs were $94 per GEO compared with $58 per GEO in the third quarter of 2010.

The Company continues to operate with by-product cash costs below $250 per GEO, as previously guided, reflecting the Company’s cost containment efforts.  By-product cash costs take into account the natural hedge between by-product metal prices and the Company’s production cost structure. The Company’s by-product credits from copper sales inherently offset unusually high mining inflation during periods of high metal prices. The copper market remains tighter than markets for most other base metals. Inventories are relatively low, there is little excess mine capacity, and mine utilization rates remain high, supporting strong pricing with expected price volatility in the short to medium term.

Quarter-over-quarter cash costs were also impacted by movements in foreign exchange currencies. The value of the Chilean Peso increased by 12% and the Brazilian Real increased by 8% against the United States Dollar. The Company has hedged approximately 55% of the operating expenses of its mines in Brazil for the remainder of the year with an average contract rate of 2.08 Reais per United States Dollar that largely offset the foreign exchange losses related to operating expenses incurred in Reais.

Average co-product cash costs for the quarter were $468 per GEO including Alumbrera, representing a 7% increase from $439 per GEO for the third quarter of 2010. Reliability of operations and cost management improvement allowed the Company to mitigate the adverse impact of a strong Brazilian Real and Chilean Peso.

Co-product cash costs per pound of copper were $1.45 for the quarter from Chapada, compared with $1.14, and co-product cash costs including the Company’s interest in the Alumbrera Mine were $1.48 per pound of copper, compared with $1.20 for the quarter ended September 30, 2010.

OPERATING MINES

A summary of mine-by-mine operating results can be found on the final page of this press release.

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Chapada, Brazil
Chapada produced a total of 36,075 ounces of gold contained in concentrate in the third quarter compared with 40,405 ounces of gold in concentrate in the third quarter of 2010. Chapada copper production of 41.4 million pounds in the third quarter was 3% lower than the production of 42.8 million pounds of copper contained in concentrate during the comparable period in 2010. Lower production of both gold and copper in the quarter compared with the third quarter of 2010 was mainly due to lower tonnage of ore mined and processed and lower gold grade partly offset by improved gold and copper recovery rates.

Copper contained in concentrate has remained within the range of 35-40 million pounds per quarter.

By-product cash costs for the quarter were negative $2,045 per ounce, compared with negative $1,856 per GEO for the same quarter of 2010. Higher by-product cash costs credits reflect the strength of copper prices compared to the prior year, especially in the first half of the quarter, resulting in lower by-product cash costs.

Co-product cash costs for the quarter were $329 per gold ounce and $1.45 per pound of copper compared to $301 per gold ounce and $1.14 per pound of copper for the same quarter of 2010. The increase in co-product cash costs per ounce of gold and per pound of copper is primarily due to lower grade and mining inflationary pressures.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $149.1 million. Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of negative $41.6 million.

During the quarter, drilling at Corpo Sul has identified an extension of gold and copper mineralization now traced along a strike length of 3 kilometres, and mineralization remains open along strike to the southwest and down dip. Results were received from 9,208 metres of drilling in 47 drill holes. With the discovery of Corpo Sul this year and Suruca in 2010, gold and copper mineralization has now been identified along a strike length of over 12 kilometres. A first mineral resource estimate of the new Corpo Sul discovery will be completed during the fourth quarter of 2011. Completion of the feasibility study for the Suruca heap leach oxide project northeast of Chapada is expected by December 2011.

The Company is evaluating Corpo Sul as a shallow low strip ratio open pit satellite operation that would contribute to copper and gold production at Chapada from 2014 onward, with grades that are believed to be greater than the grades the Company would otherwise be mining from the main Chapada pit.

A feasibility study for Suruca is currently underway with the focus primarily on an initial average gold contribution of approximately 40,000 to 50,000 ounces per year beginning in 2014 from oxide ore. Completion of the feasibility study is expected by January 2012. Development plans and permitting are in progress for a heap leach operation to supplement production from the main Chapada pit.

Cumulatively, with the contributions to gold production expected from Suruca oxide ore, along with an anticipated Corpo Sul contribution to copper and gold production, overall copper and gold production would exceed currently planned production at Chapada beginning in 2014.

During the remainder of 2011, diamond drilling continues to focus on the expansion and delineation of mineralization at Corpo Sul and the southern extension of Suruca towards the Chapada pit.

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Jacobina, Brazil
Production at Jacobina was 31,567 ounces of gold in the third quarter, compared with production of 33,637 ounces of gold in the third quarter of 2010. The decrease in production was mainly due to lower tonnage of ore processed and lower feed grade. Production for the quarter was on plan which anticipated lower grades.

Cash costs averaged $654 per ounce of gold for the third quarter compared with $463 per ounce of gold in the third quarter of 2010 mainly due to the impact of lower grade, general mining inflation and the appreciation of the Brazilian Real.

The objectives of the 2011 exploration program at Jacobina are to upgrade current mineral resources to mineral reserves at Canavieiras and Morro do Vento, to improve overall mineral reserve grade for the mine, and to add new mineral resources along strike extensions in those zones. The 2011 exploration budget of $5 million includes 14,000 metres of diamond drilling.

The Company continues to focus on upgrading the current mineral resources to mineral reserves at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine. Mining of higher grade areas could increase average annual production at Jacobina to 150,000 gold ounces beginning in 2014.  Production increases from higher grade and new gold ounces from new areas will utilize the existing processing capacity.

Fazenda Brasileiro, Brazil
The Fazenda Brasileiro Mine produced 14,335 ounces of gold in the quarter ended September 30, 2011. This compares to 17,161 ounces of gold in the third quarter of 2010. Cash costs for the third quarter were $940 per ounce compared with $620 per ounce for the same period in 2010. Grade for the quarter was 1.99 g/t compared to 2.14 g/t for the comparative quarter last year, representing an expected decline in grade of 7%, which impacted cash costs.  Appreciation of the Brazilian Real relative to the United States Dollar also impacted cash costs.

The Fazenda Brasileiro mine was acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for seven years. The mine continues to further outline exploration potential and resource additions are expected in 2011.

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company continues to develop the high-grade mineral reserves at CLX2, improve mine fleet costs using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life.

El Peñón, Chile
El Peñón produced 120,627 GEO during the third quarter of 2011. Production for the quarter consisted of 76,347 ounces of gold and 2.2 million ounces of silver, compared with 105,212 GEO, which consisted of 63,417 ounces of gold and 2.3 million ounces of silver produced in the third quarter of 2010. This represents a 15% quarter-over-quarter increase in 2011 versus 2010 production on a GEO basis.

Higher GEO production was mainly due to improved gold grade and better recovery rates for gold and silver compared with the same quarter of 2010. Higher grade areas including Al Este and Bonanza contributed to the increase in GEO production. As well, since conversion to owner-mining, operational dilution has decreased and feed grade has improved. This combined with increased capacity has led to increased production. The decrease in silver production was primarily the result of lower tonnage processed.

Cash costs were $407 per GEO in the quarter ended September 30, 2011, representing a 12% improvement, compared with $461 per GEO in the third quarter in 2010, which included the impact of maintenance cost on improvement of fleet availability subsequent to the process of transition from contract mining to owner mining. Reliability of operation and cost management improvement allowed mine management to mitigate the adverse impact of the appreciation of the Chilean Peso versus the United States Dollar.

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To date, approximately $8.5 million of the total $36.5 million in exploration spending at El Peñón is being focused on Pampa Augusta Victoria (“PAV”) with the objective of completing an initial mineral reserve and mineral resource estimate. Approximately $4.0 million has been spent year-to-date. The majority of the drilling is being completed on the Victoria vein, which continues to return significant near surface gold and silver values. The near surface, highly oxidized nature of this mineralization will facilitate rapid low cost development and recoveries which should be in the range of the original near surface mineralization at El Peñón (approximately 95 percent for gold and 90 percent for silver).

During the third quarter, 26 drill holes totaling 12,690 metres were completed at PAV. The drilling continued to extend mineralization at the main Victoria vein down dip and will allow for the estimation of a mineral reserve during the fourth quarter. A new vein, Victoria West, was discovered approximately 200 metres to the west of the main Victoria vein. Drilling will continue to delineate this new vein in the fourth quarter.

Exploration drilling at PAV also continues to further extend mineralization at Victoria both along strike and down dip and is expected to expand and confirm the mineral resource potential of the Victoria Este, Elizabeth and the new Victoria West veins. It is anticipated that development can be accelerated and ore could be mined from PAV as early as 2013.

PAV is expected to provide further sustainability at current production levels in El Peñón’s mine life by increasing mine certainty and flexibility.

Minera Florida, Chile
Minera Florida produced a total of 26,577 GEO in the current quarter, representing a decrease of 4%, compared with 27,652 GEO in the third quarter of 2010.

Gold grade for the quarter averaged 3.45 g/t which was lower than the 4.30 g/t for the third quarter of 2010. The Company continues to focus on getting production from higher grade veins.

In addition, the mine produced 2,389 tonnes of zinc in the three-month period ended September 30, 2011 compared with 1,746 tonnes of zinc produced in the third quarter of 2010. Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the third quarter were $588 per GEO compared with $425 per GEO in the same quarter in 2010 due to lower production, appreciation of the Chilean Peso, mining inflation, higher energy costs and lower grades mined. The average value of the Chilean Peso appreciated 12% against the United States Dollar in the third quarter compared with the average exchange rate of the same quarter of 2010.

The Company’s expansion project at Minera Florida is designed to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The project continues to advance with start-up planned for January 2012. Total capital for the Minera Florida expansion is estimated to be $75 million. The increase over feasibility levels is attributed to currency and cost increases but also to a change in the scope of the project which includes a zinc floatation plant for recovering zinc which is expected to reduce ongoing operating costs.

Near-mine exploration at Minera Florida is focused on the Portezuelo, El Roble and Tribuna sectors to delineate the extension of the orebody. Mine development has advanced as planned in areas such as Tribuna, Maqui Clavo I, with the purpose to maintain and ensure future production levels.

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Gualcamayo, Argentina
Gualcamayo produced 37,381 ounces of gold in the third quarter compared with 31,972 ounces produced in the third quarter of 2010, representing a 17% quarter-over-quarter improvement. Production increased as a result of mining higher grade benches and improvements in recovery partly offset by lower tonnage processed. Mining for the quarter was consistent with the block model with modestly higher grades than expected.

Gold recovery rate at Gualcamayo was 67.7% for the third quarter, an improvement from 57.8% for the comparative quarter of 2010. The Company implemented action plans in the leaching area and ADR plant to improve recoveries and minimize carbon fines as it completes the construction of a new heap leach pad later this year. Enhancements of stacking and filtering techniques have also contributed to the improvement in recovery.

Cash costs were $442 per ounce in the quarter ended September 30, 2011, compared with $480 per ounce in the third quarter of 2010, representing an 8% improvement.

In 2011, the Company is focusing on a number of operational initiatives, including efforts in sustaining the 1,500 tonne per hour feed through the plant, underground development of QDD Lower West and expansion of heap leach pad at Valle Norte. Development of QDD Lower West continues. Success at this deposit will make an additional positive contribution to mineral reserves and mineral resources for Gualcamayo in 2011.  Processing of ore from QDD Lower West will be through the existing heap leach facilities; however, as reserves and resources at QDD Lower West increase, the Company will evaluate possibly milling the ore to enhance recovery of gold ounces. Gold production for the rest of 2011 is expected to increase based on continuing higher grades, increases in crusher availability and throughput tonnage.

Alumbrera, Argentina
The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $9.4 million and $37.7 million for the three-month and nine-month periods ended September 30, 2011, compared with $10.7 million and $30.1 million reported for the respective periods of 2010. The Company did not receive any cash dividends during the three months and $26.3 million for the nine-month period ended September 30, 2011, compared with $6.6 million and $37.3 million for the comparative periods in 2010. Subsequent to the quarter end, the Company received $23.75 million in dividends from Alumbrera.

Attributable production from Alumbrera was 12,712 ounces of gold and 9.5 million pounds of copper for the quarter. This compares with attributable production of 11,370 ounces of gold and 8.3 million pounds of copper for the third quarter of 2010.

In the first quarter of 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that facilitates the integration of Agua Rica, which is currently 100% owned by Yamana, into Minera Alumbrera (“MAA”). On September 1, Xstrata, Goldcorp and the Company announced that they reached a definitive agreement providing MAA the exclusive option to acquire Yamana’s 100% interest in the Agua Rica project.

The respective ownership interests in MAA, i.e. Xstrata (50%), Goldcorp (37.5%) and Yamana (12.5%), would remain unchanged and include the Agua Rica project. The integration of Agua Rica with Alumbrera provides the greatest value potential for the Company and the best opportunity for the development of Agua Rica in the Catamarca province of Argentina.

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CONSTRUCTION AND DEVELOPMENT PROJECTS

The following summary highlights key updates from the construction and development projects at the Company.

Mercedes, Mexico
Construction continued at Mercedes with the first pour of gold and start-up of operations expected by year end, six months earlier than originally planned and as announced last quarter. Commercial production is expected by mid-2012. As of September 30, 2011, overall physical advancement of the project was 94% complete. The project continued to advance toward completion with the completion of the power line in the third quarter and with the advancement of plant construction, structural, mechanical and piping installation and the continuation of commissioning activities. Approximately 90% of the updated budget costs were committed as of September 30, 2011. The Company also continued to advance the development of the Barrancas zone, a high grade area at Mercedes, which was not contemplated as part of the feasibility study. This zone could potentially support an enhanced production profile at Mercedes which is initially expected to produce approximately 120,000 gold equivalent ounces with the potential to increase to 150,000 GEO per year beginning in 2014.  The Company is also continuing the development of new discoveries and evaluating plans for additional sustainable production in the future years.

Ernesto & Pau-a-Pique, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of September 30, 2011, physical advancement continued and was approximately 55% complete. Earthworks were completed during the third quarter. Activities continued on mine development, detailed engineering and civil works; electromechanical works began just before the end of the quarter. Approximately 63% of updated budget costs were committed as of September 30, 2011. Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of September 30, 2011, physical advancement of the project was approximately 49% complete which includes the completion of the foundation for the SAG mill. Earthworks were near completion and civil works were approximately 31% complete. Approximately 47% of updated budget costs have been committed. Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with commercial production expected by the end of 2013. As at September 30, 2011, detailed engineering and earthworks were approximately 58% complete and 30% of updated budget costs were committed. Annual production from the mine is estimated to be 120,000 ounces of gold.

Resource development and work on a feasibility study continued at Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar. The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs. Caiamar and the resource development of other targets could positively impact capacity utilization and production rates at Pilar as early as 2014. The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant resource growth.

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Agua Rica, Argentina
On September 1, the Company and its joint venture partners announced that they reached a definitive agreement providing Minera Alumbrera (“MAA”) the exclusive option to acquire the Company’s 100% interest in the Agua Rica project, which represents a significant step toward advancing the plan to integrate Agua Rica into MAA. Under the direction of Xstrata, operator of MAA, MAA has initiated an update to the feasibility study with respect to the integration of its operations and those of Minera Agua Rica.

Jeronimo, Chile
Following the delivery of the first mineral reserve estimate at Jeronimo in early 2011, a feasibility study of Jeronimo is currently underway and it is expected to be delivered in the first quarter of 2012. This reflects the Company’s intention of continuing to refine the economics of this project by evaluating various processing methods, accounting for potential by-product credits and other optimizations that could positively impact the project.

EXPLORATION

The Company continues to actively explore its targets around existing mines along with its efforts to look for opportunities elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

Total exploration expenditures for the third quarter of 2011 were $37.4 million of which $29.7 million was capitalized and $7.7 million expensed.  Total exploration expenditures for the nine months ended September 30, 2011 were $88.9 million of which $65.6 million was capitalized and $23.3 million was expensed.

The Company has further increased its exploration budget to $111 million from the original budget of $85 million, an increase of approximately 31%, given the acceleration of the projects. The increase partially resulted from the significant cash flow being generated by the Company, the success of the 2010 program, as well as the success already achieved in 2011.

OUTLOOK AND STRATEGY

Consistent with the guidance previously provided, production is expected to be in the range of approximately 1.04 million GEO to 1.14 million GEO in 2011. Production is expected to increase to approximately 1.7 million ounces by 2014 as four development stage projects including C1 Santa Luz, Mercedes, Ernesto/Pau-a-Pique and Pilar, where construction decisions have already been made, and the expansion project of Minera Florida tailings is expected to start contributing to production levels.

Copper production is expected to be in the range of 145 million to 160 million pounds in 2011 and 140 million to 160 million pounds in 2012. Annual silver production is expected to be approximately 9 million ounces in 2011 and 2012.

The Company’s strategy and philosophy is to undertake projects which are easily funded from internal cash flows, with comparatively modest capital requirements and where cost escalation risks are manageable. In the second quarter, the Company provided an update of estimates of expansionary capital expenditures from 2011 to 2013, which remain our current guidance of expansionary capital expenditures. With more than $1.1 billion of available cash and undrawn credit available at the end of the third quarter of 2011, in addition to expected robust cash flows from operations, the Company is fully funded for its expected growth.

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Further details of the 2011 third quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports

THIRD QUARTER CONFERENCE CALL
Q3 Conference Call Information for Thursday November 3, 2011, 11:00 a.m. ET

Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com
Q3 Conference Call REPLAY:

Toll Free Replay Call (North America):	855-859-2056, Passcode 13919248#
Replay Call:	416-849-0833, Passcode 13919248#

The conference call replay will be available from 2:45 p.m. ET on November 3, 2011 until 11:59 p.m. ET on November 17, 2011.

Via Webcast
Live Audio & Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations (416) 945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations (416) 945-7357 1-888-809-0925 Email: linda.armstrong@yamana.com www.yamana.com

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MINE BY MINE OPERATING SUMMARY:

Chile
El Peñón	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced(1)	Gold Equivalent Ounces Sold(1)	Cash Cost per GEO ⁽2⁾
Q3 2011	367,503	6.77	215.46	93.6	86.8	76,347	2,213,974	120,627	125,600	$ 407
Q2 2011	362,778	7.64	220.24	93.4	85.1	80,861	2,162,850	124,118	117,030	$ 382
Q1 2011	358,013	6.91	227.8	92.0	79.9	73,568	2,111,482	115,798	114,803	$ 397
Total 2010	1,522,366	5.74	228.5	91.2	84.1	256,530	9,427,208	427,934	431,665	$ 428
Q4 2010	366,424	6.94	229.2	91.3	79.5	74,785	2,145,809	113,800	114,403	$ 421
Q3 2010	396,209	5.48	216.8	90.8	83.3	63,417	2,298,731	105,212	108,204	$ 461
Q2 2010	392,223	4.97	216.3	92.0	87.1	57,351	2,372,380	100,485	102,324	$ 449
Q1 2010	367,509	5.64	253.3	90.4	86.3	60,977	2,610,289	108,437	106,739	$ 384

Minera Florida
Q3 2011	242,670	3.45	38.01	84.0	67.6	22,569	200,399	26,577	28,717	$ 588
Q2 2011	238,287	3.43	31.8	83.9	68.0	22,034	167,114	25,376	22,831	$ 614
Q1 2011	232,284	3.78	35.2	84.6	68.7	23,986	182,453	27,635	26,798	$ 476
Total 2010	779,836	4.41	33.4	83.7	67.8	94,585	606,071	105,604	102,819	$ 416
Q4 2010	214,859	4.68	45.1	84.7	70.6	27,787	234,339	32,048	30,525	$ 479
Q3 2010	207,834	4.30	39.2	84.2	67.0	24,337	182,332	27,652	27,667	$ 425
Q2 2010	204,512	4.27	21.2	82.0	66.1	23,543	95,249	25,274	23,020	$ 370
Q1 2010	152,631	4.38	25.2	84.0	67.2	18,918	94,151	20,630	21,608	$ 363

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Brazil
Chapada	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per oz ⁽2⁾
Q3 2011	5,075,556	0.33	66.0	36,075	28,618	$ (2,045)
Q2 2011	4,857,313	0.32	64.3	31,566	34,260	$ (3,555)
Q1 2011	5,088,739	0.32	64.7	33,392	33,395	$ (2,615)
Total 2010	19,195,578	0.35	62.3	135,613	127,450	$ (2,073)
Q4 2010	4,757,679	0.37	64.9	36,965	31,421	$ (2,863)
Q3 2010	5,246,202	0.38	63.4	40,405	35,591	$ (1,856)
Q2 2010	4,873,077	0.32	60.7	30,450	32,881	$ (1,583)
Q1 2010	4,318,621	0.34	60.0	27,794	27,557	$ (1,876)

Jacobina
Q3 2011	559,207	1.89	92.9	31,567	30,528	$ 654
Q2 2011	532,496	1.74	93.4	27,806	28,354	$ 663
Q1 2011	529,035	1.91	93.5	30,319	31,537	$ 611
Total 2010	2,158,097	1.89	93.2	122,160	121,405	$ 535
Q4 2010	542,055	2.06	94.1	33,718	33,530	$ 495
Q3 2010	570,799	1.95	93.8	33,637	32,517	$ 463
Q2 2010	556,376	1.79	93.0	29,785	29,110	$ 534
Q1 2010	488,865	1.73	91.9	25,021	26,249	$ 687

Fazenda Brasileiro
Q3 2011	249,752	1.99	89.9	14,335	14,534	$ 940
Q2 2011	246,551	2.02	87.5	14,007	13,052	$ 934
Q1 2011	205,389	1.93	88.2	11,252	12,891	$ 968
Total 2010	1,110,204	2.22	88.6	70,084	72,316	$ 628
Q4 2010	275,184	2.53	89.4	19,852	18,822	$ 705
Q3 2010	279,734	2.14	89.0	17,161	19,208	$ 620
Q2 2010	273,706	2.36	88.2	18,333	15,801	$ 559
Q1 2010	281,579	1.84	87.3	14,738	18,485	$ 622

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Argentina
Gualcamayo	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per oz (2)
Q3 2011	1,844,293	0.94	67.7	37,381	38,354	$ 442
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$ 399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$ 507
Total 2010	7,528,690	0.82	67.8	135,140	141,734	$ 506
Q4 2010	1,818,571	0.89	69.5	36,239	36,649	$ 662
Q3 2010	1,982,929	0.87	57.8	31,972	38,660	$ 480
Q2 2010	1,940,939	0.85	70.4	37,467	30,283	$ 427
Q1 2010	1,786,251	0.68	76.0	29,462	36,142	$ 443

Alumbrera
Q3 2011	1,239,638	0.44	71.8	12,712	11,177	$ (1,216)
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	$ (1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	$ (1,452)
Total 2010	4,509,332	0.46	73.0	50,656	48,940	$ (1,404)
Q4 2010	1,160,601	0.50	76.0	14,061	12,951	$ (1,556)
Q3 2010	1,102,574	0.42	72.8	11,370	10,095	$ (993)
Q2 2010	1,117,957	0.43	69.9	11,470	15,638	$ (1,938)
Q1 2010	1,128,200	0.51	72.2	13,755	10,256	$ (1,142)

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Copper Production
Chapada	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Q3 2011	5,075,556	0.42	87.5	41.4	38.7	$ 1.45
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$ 1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$ 1.21
Total 2010	19,195,578	0.41	86.5	149.4	143.8	$ 1.17
Q4 2010	4,757,679	0.44	86.2	39.9	39.6	$ 1.20
Q3 2010	5,246,202	0.43	86.8	42.8	43.5	$ 1.14
Q2 2010	4,873,077	0.39	87.2	37.0	31.6	$ 1.13
Q1 2010	4,318,621	0.36	85.5	29.7	29.1	$ 1.24

Alumbrera
Q3 2011	1,239,638	0.44	79.5	9.5	7.9	$ 1.58
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$ 1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$ 1.85
Total 2010	4,509,332	0.50	82.0	38.7	37.0	$ 1.29
Q4 2010	1,160,601	0.40	81.0	9.3	9.0	$ 1.37
Q3 2010	1,102,574	0.40	82.2	8.3	7.7	$ 1.53
Q2 2010	1,117,957	0.44	81.4	9.3	12.1	$ 1.52
Q1 2010	1,128,200	0.54	84.7	11.8	8.2	$ 0.89

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this press release.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

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